UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 3, 2026, the previously announced consolidation (the “Consolidation”) of the common shares (the “Common Shares”) of COSCIENS Biopharma Inc. (the “Company”) on the basis of a ratio of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares (the “Consolidation Ratio”), and the immediate subsequent split (the “Split”) of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share (collectively, the “Share Capital Amendment”), became effective (the “Effective Date”). Shareholders who held fewer than 150 Common Shares as of the close of business on July 2, 2026 became entitled to a cash payment of US$1.60 in exchange for their pre-Consolidation Common Shares (the “Cash Consideration”). All other shareholders participated in the Split and, as a result, will have their pre-Consolidation interest reduced by a factor of three (subject to rounding any post-Split fractional interests). As previously announced, letters of transmittal were mailed to registered shareholders on or about May 26, 2026 providing instructions to surrender the certificates or DRS advices evidencing their Common Shares to the Company’s depositary and exchange agent, Computershare Investor Services Inc. (“Computershare”), for (i) in the case of holders of 150 or more Common Shares as of the Effective Date, replacement DRS advices representing the number of Common Shares such shareholder is entitled to as a result of the Share Capital Amendment and (ii) in the case of holders of less than 150 Common Shares as of the Effective Date, the Cash Consideration. The Company intends to file a Form 15 with the Securities and Exchange Commission (the “SEC”) on Monday, July 6, 2026, which is anticipated to allow the Company to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

By suspending its reporting obligations under the Exchange Act, the Company anticipates that it will be relieved of certain costs, administrative burdens and competitive disadvantages associated with maintaining its status as a reporting company under the Exchange Act.

The Common Shares are expected to begin trading on a post-Share Capital Amendment basis on the Toronto Stock Exchange within two business days of the Effective Date under the same trading symbol. The Common Shares are also listed and posted for trading on the OTCQB® Venture Market. Upon the filing of the Form 15, no assurance can be given that the Common Shares will continue to be eligible for trading on the OTCQB® Venture Market or any other automated quotation system operated by a national securities association.

A copy of the press release is attached to this Form 6-K as Exhibit 99.1. The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

DOCUMENTS INDEX

Exhibit	Description
99.1	Press Release, dated July 3, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: July 6, 2026	By:	/s/ Giuliano La Fratta
	Name:	Giuliano La Fratta
	Title:	Chief Financial Officer